EXHIBIT 21.1

LIST OF SUBSIDIARIES OF THE COMPANY

THE MAJOR AUTOMOTIVE COMPANIES, INC.

Major Acquisition Corp.
Major Automotive Group, Inc.
Major Chevrolet, Inc.
Major Chrysler Jeep Dodge of Long Island City, Inc.
Major Kia, Inc.

Major Automotive of New Jersey, Inc.
Compass Lincoln-Mercury, Inc.
Compass Dodge, Inc.

Major Orange Properties, LLC

Major Automotive Realty Corp.

Hempstead Mazda, Inc.

Major Nissan, Inc.

Mid-Atlantic Telecommunications, Inc.

Major Fleet & Leasing Co.